UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be included in statements filed pursuant to Rules 13d-1(b),

(c) and (d) and Amendments thereto filed pursuant to Rule 13d-2

(Amendment No. 1) *

Landcadia Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

51476W107

(CUSIP Number)

October 22, 2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 51476W107	13G/A	Page 2 of 11

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Advent International Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5.	SOLE VOTING POWER 2,000,000
		6.	SHARED VOTING POWER 0
		7.	SOLE DISPOSITIVE POWER 2,000,000
		8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.6%*
12.	TYPE OF REPORTING PERSON (see instructions) IA, CO

*

The percentage of shares beneficially owned as set forth in row 11 is based on 23,278,841 shares of common stock of the Issuer outstanding as of August 8, 2018, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, for the period ended June 30, 2018, filed on August 9, 2018.

CUSIP No. 51476W107	13G/A	Page 3 of 11

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sunley House Capital Management LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5.	SOLE VOTING POWER 2,000,000
		6.	SHARED VOTING POWER 0
		7.	SOLE DISPOSITIVE POWER 2,000,000
		8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.6%*
12.	TYPE OF REPORTING PERSON (see instructions) IA, OO

*

The percentage of shares beneficially owned as set forth in row 11 is based on 23,278,841 shares of common stock of the Issuer outstanding as of August 8, 2018, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, for the period ended June 30, 2018, filed on August 9, 2018.

CUSIP No. 51476W107	13G/A	Page 4 of 11

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sunley House Capital GP LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5.	SOLE VOTING POWER 2,000,000
		6.	SHARED VOTING POWER 0
		7.	SOLE DISPOSITIVE POWER 2,000,000
		8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.6%*
12.	TYPE OF REPORTING PERSON (see instructions) OO

*

The percentage of shares beneficially owned as set forth in row 11 is based on 23,278,841 shares of common stock of the Issuer outstanding as of August 8, 2018, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, for the period ended June 30, 2018, filed on August 9, 2018.

CUSIP No. 51476W107	13G/A	Page 5 of 11

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sunley House Capital Master Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5.	SOLE VOTING POWER 2,000,000
		6.	SHARED VOTING POWER 0
		7.	SOLE DISPOSITIVE POWER 2,000,000
		8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.6%*
12.	TYPE OF REPORTING PERSON (see instructions) PN

*

The percentage of shares beneficially owned as set forth in row 11 is based on 23,278,841 shares of common stock of the Issuer outstanding as of August 8, 2018, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, for the period ended June 30, 2018, filed on August 9, 2018.

CUSIP No. 51476W107	13G/A	Page 6 of 11

Item 1.

(a)	Name of Issuer

Landcadia Holdings, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices

1510 West Loop

South Houston, TX 77027

Item 2.

(a)	Name of Person Filing

This statement relates to shares of common stock of the Issuer (“Common Stock”) held directly by Sunley House Capital Master Limited Partnership, a Cayman Islands exempted limited partnership (“Sunley House Master Fund”). The general partner of Sunley House Master Fund is Sunley House Capital GP LLC, a Delaware limited liability company (“Sunley House GP”), and Sunley House Capital Management LLC, a Delaware limited liability company (“Sunley House Manager”) acts as the investment manager to the Sunley House Master Fund. Advent International Corporation (“Advent” and, together with Sunley House Master Fund, Sunley House GP and Sunley House Manager, the “Reporting Persons”) is the sole member of both Sunley House GP and Sunley House Manager. Investors invest in one or more of the following feeder funds: Sunley House Capital Fund LP, Sunley House Capital Limited Partnership, Sunley House Capital Fund Ltd. and Sunley House Capital Ltd. (collectively, the “Sunley House Feeder Funds”), which are the limited partners of the Sunley House Master Fund. None of the Sunley House Feeder Funds owns shares of Common Stock directly and none has investment authority over the shares of Common Stock held directly by the Sunley House Master Fund.

(b)	Address of Principal Business Office

The address of the principal business office of each Reporting Person is 800 Boylston Street, Boston, MA 02199.

(c)	Citizenship

Advent International Corporation – Delaware

Sunley House Capital Management LLC – Delaware

Sunley House Capital GP LLC – Delaware

Sunley House Capital Master Limited Partnership – Cayman Islands

(d)	Title of Class of Securities

Common stock, par value $0.0001 per share

(e)	CUSIP Number

51476W107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E); *

CUSIP No. 51476W107	13G/A	Page 7 of 11

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

*	Relates only to Advent International Corporation and Sunley House Capital Management LLC

Item 4.	Ownership

For each of the Reporting Persons:

(a)	Amount beneficially owned: 2,000,000 shares of Common Stock

(b)	Percent of class: 8.6%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 2,000,000

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 2,000,000

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 2

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 51476W107	13G/A	Page 8 of 11

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 24, 2018
Date

Advent International Corporation
By: Eileen Sivolella, Authorized Signatory

/s/ Eileen Sivolella
Signature

Sunley House Capital Management LLC
By: Advent International Corporation, Manager
By: Eileen Sivolella, Authorized Signatory

/s/ Eileen Sivolella
Signature

Sunley House Capital GP LLC
By: Advent International Corporation, Manager
By: Eileen Sivolella, Authorized Signatory

/s/ Eileen Sivolella
Signature

Sunley House Capital Master Fund Limited Partnership
By: Sunley House Capital GP LLC, General Partner
By: Advent International Corporation, Manager
By: Eileen Sivolella, Authorized Signatory

/s/ Eileen Sivolella
Signature

CUSIP No. 51476W107	13G/A	Page 9 of 11

EXHIBIT INDEX

Exhibit 1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2.	List of Members of a Group

CUSIP No. 51476W107	13G/A	Page 10 of 11

EXHIBIT 1

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

October 24, 2018
Date

Advent International Corporation
By: Eileen Sivolella, Authorized Signatory

/s/ Eileen Sivolella
Signature

Sunley House Capital Management LLC
By: Advent International Corporation, Manager
By: Eileen Sivolella, Authorized Signatory

/s/ Eileen Sivolella
Signature

Sunley House Capital GP LLC
By: Advent International Corporation, Manager
By: Eileen Sivolella, Authorized Signatory

/s/ Eileen Sivolella
Signature

Sunley House Capital Master Fund Limited Partnership
By: Sunley House Capital GP LLC, General Partner
By: Advent International Corporation, Manager
By: Eileen Sivolella, Authorized Signatory

/s/ Eileen Sivolella
Signature

CUSIP No. 51476W107	13G/A	Page 11 of 11

Exhibit 2

MEMBERS OF A GROUP

Advent International Corporation

Sunley House Capital Management LLC

Sunley House Capital GP LLC

Sunley House Capital Master Fund Limited Partnership